                                                                    Exhibit 99.3


                                HOLLINGER   INC.
                               10 Toronto Street
                                Toronto, Ontario
                                    M5C 2B7
                                 FORM OF PROXY
            THIS PROXY IS SOLICITED BY MANAGEMENT OF HOLLINGER INC.
                IN RESPECT OF THE ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD MAY 24, 2000

     The undersigned holder of retractable common shares of HOLLINGER INC. ("Hollinger") hereby appoints Conrad M. Black, Chairman of the Board and Chief Executive Officer, or failing him F. David Radler, Deputy Chairman, President and Chief Operating Officer, or failing him Charles G. Cowan, Vice-President and
Secretary, or instead of any of them ............................ as nominee of the undersigned to attend, vote and act for and on behalf of the undersigned at the Annual Meeting of Shareholders of Hollinger to be held on May 24, 2000, and at any adjournments thereof.

     The undersigned hereby directs that the shares represented by this proxy are to be:

     (a) VOTED [ ] or WITHHELD FROM VOTING [ ] in respect of the election of directors; and

     (b) VOTED [ ] or WITHHELD FROM VOTING [ ] in respect of the appointment of KPMG LLP, Chartered Accountants, as auditors of Hollinger and the authorization of the directors to fix the auditors' remuneration.

     This proxy confers discretionary authority upon the persons named herein as nominees to vote hereunder with respect, firstly, to the specific matters identified above where no choice is specified IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE "VOTED" WITH RESPECT TO MATTERS (A) AND (B), and secondly, to all other matters which may properly come before the Annual Meeting or any adjournments thereof.

     The undersigned hereby revokes any proxy previously given with respect to the shares represented by this proxy.

DATED this ............ day of..........................................., 2000.

                                    .......................................
                                           (Signature of Shareholder)
Notes:

1. If the shareholder appointing a proxy is a corporation, the instrument of proxy must be signed under its corporate seal or under the hands of officers or attorneys duly authorized.

2. IF THE SHAREHOLDER WISHES TO APPOINT AS PROXY A PERSON OTHER THAN ANY OF THE PERSONS NAMED ABOVE, SUCH NAMES SHOULD BE STRUCK OUT AND THE NAME OF SUCH OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) SHOULD BE INSERTED OR ANOTHER FORM OF PROXY SHOULD BE COMPLETED. The completed proxy should be delivered to Montreal Trust Company of Canada, 151 Front Street West, 8th floor, Toronto, Ontario, M5J 2N1 not less than 48 hours (excluding Saturdays and holidays) preceding the time of the meeting or any adjournments thereof.

3. If this proxy is not dated in the space provided above, it will be deemed to be dated on the day on which it is mailed by Hollinger.

4. If your address as shown is incorrect, please give your correct address when returning this proxy.

5. For additional information, see the accompanying Management Proxy Circular.